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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25
                                                Commission File Number 000-25271

                          NOTIFICATION OF LATE FILING


(Check One):  [_] Form 10-K  [_] Form 20-F  [_] Form 11-K
              [X] Form 10-Q  [_] Form N-SAR

     For Period Ended:       June 30, 2001
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     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:
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 Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

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PART I--REGISTRANT INFORMATION
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Full Name of Registrant

Covad Communications Group, Inc.
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Former name if applicable


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Address of principal executive office (Street and Number)

4250 Burton Drive
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City, state and zip code

Santa Clara, California 95054
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |  (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;

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    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
[X] |       will be filed on or before the 15th calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Due to the complex accounting issues associated with the Registrant's recently announced plan to file a plan of reorganization and voluntary petition to reorganize under Chapter 11 of the U.S. Bankruptcy Code by mid-August 2001, and complex accounting issues associated with the Registrant's assignment for the benefit of creditors of its subsidiary, BlueStar Communications Group, Inc. that was affected June 25, 2001, management has not been able to complete the Form 10-Q for the quarter ended June 30, 2001 without unreasonable effort or expense by the prescribed due date.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Greg Tornga                     408              844-7457
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                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The statement of operations for the quarter and for the six months ended June 30, 2001 will change significantly from the quarter and for the six months ended June 30, 2000. Due to the Registrant's short operating history, significant growth in customer base, large investments in infrastructure, merger and acquisition activity, recently announced restructuring and public and private financing transactions, all elements of the

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        statement of operations are likely to be significantly different for the quarter and for the six months ended June 30, 2001. The Registrant expects that these changes will result in significantly higher net loss, higher operating expenses, higher interest expenses, higher other expenses and higher revenues for the quarter and for the six months ended June 30, 2001, in comparison with the quarter and for the six months ended June 30, 2000. However, an estimate of these changes cannot be made at this time because the financial statements of the Registrant are still in the process of being prepared as a result of the events described in Part III of this filing.

                       Covad Communications Group, Inc.
                 (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 15, 2001                  By /s/ DHRUV KHANNA
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                                         Dhruv Khanna, Executive Vice President,
                                         Human Resources, Secretary and General
                                         Counsel